Mail Stop 3561

May 2, 2007

David A. Perdue
Chief Executive Officer
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

    Re: **Dollar General Corporation**
                Preliminary Proxy Statement on Schedule 14A
                Filed April 6, 2007
                File No. 1-11421

Dear Mr. Perdue:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 15

Background of the Merger, page 15

1. Please expand your disclosure in this section to provide a more detailed account of the negotiations that resulted in a merger agreement with Kohlberg Kravis Roberts & Co. In addition, please fully discuss why your board decided to enter into a merger agreement with KKR rather than pursuing other strategic alternatives, including the implementation of Project Alpha.

2. We note disclosure on page 17 indicating that Lehman Brothers, Inc. provided views and advice on the financial aspects of the proposed transaction. Please discuss whether Lehman Brothers provided the board with an opinion on the transaction and, if so, explain why the opinion has not been filed.

Litigation Related to the Merger, page 39

3. We note your disclosure that the complaints allege that the process leading to the transaction was unfair. Please specifically discuss the complaints and, to the extent possible, provide an update to the legal proceedings. Please also discuss the basis for your belief that the lawsuits are without merit.

Representations and Warranties, page 44

4. We note your disclosure that the representations and warranties contained in the merger agreement "have been made solely for the benefit of the other parties to the merger agreement and may be intended not as statements of fact…." We further note your statement that "…you should not rely on the representations and warranties as statements of factual information." We note similar disclosure in your Form 8-K filed on March 12, 2007. Please revise your disclosure to remove these statements.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Fax: (212) 403-2378